EXHIBIT 99.1



Vanguard Reports First Quarter Results

NASHVILLE, Tenn. – November 8, 2005 -- Vanguard Health Systems, Inc. ("Vanguard") today announced results for the first quarter ended September 30, 2005.

Total revenues for the quarter ended September 30, 2005, were $647.7 million, an increase of $154.0 million or 31.2% from the prior year quarter. Patient service revenues and health plan premium revenues increased $147.3 million and $6.7 million, respectively, from the prior year quarter. $116.4 million of the quarter over quarter increase in total revenues was attributable to Vanguard's acquisition of three acute care hospitals and related businesses in Massachusetts on December 31, 2004.

For the quarter ended September 30, 2005, Vanguard reported income before income taxes of $12.8 million compared to a $161.0 million loss before income taxes during the prior year quarter. The loss before income taxes during the prior year quarter resulted from costs directly attributable to the Blackstone transaction, including stock compensation of $96.7 million, debt extinguishment costs of $62.2 million and merger expenses of $23.1 million. Net income for the quarter ended September 30, 2005 was $7.3 million compared to a $111.1 million net loss during the prior year quarter. The costs directly attributable to the Blackstone transaction resulted in the net loss during the prior year quarter.

Adjusted EBITDA was $65.5 million for the quarter ended September 30, 2005, an increase of $13.5 million or 26.0% from the prior year quarter. A reconciliation of Adjusted EBITDA to net income (loss) as determined in accordance with generally accepted accounting principles for the quarters ended September 30, 2004 and 2005 is included in the attached supplemental financial information.

The consolidated operating results for the quarter ended September 30, 2005 reflect a 20.1% increase in discharges and a 32.0% increase in hospital adjusted discharges compared to the prior year quarter. These volume improvements are primarily attributable to Vanguard's acquisition of the Massachusetts hospitals on December 31, 2004. On a same hospital basis, quarter over quarter discharges decreased by 1.0%, and quarter over quarter hospital adjusted discharges increased by 3.2%. While demand for inpatient healthcare services weakened slightly during the current year quarter, Vanguard realized same hospital volume improvements for outpatient services during the current year quarter primarily driven by a 3.3% increase in same hospital emergency room visits. Vanguard attributes its success in improving outpatient volumes to its physician initiatives and its capital projects to expand and improve patient flow in its emergency rooms.

Net cash used in operating activities was $28.6 million for the quarter ended September 30, 2005 compared to net cash provided by operating activities of $70.2 million for the prior year quarter. The change in operating cash flows was primarily attributable to a $105.4 million quarter over quarter increase in payments of liabilities including a decrease in accounts payable days from 57 for the prior year quarter to 36 for the current year quarter, expedited medical claims payments at Vanguard's health plans during the current year quarter and a significant increase in interest payments during the current year quarter. Cash used in investing activities increased during the quarter ended September 30, 2005, by $7.1 million primarily due to the quarter over quarter increase in capital expenditures. Net cash provided by financing activities increased significantly during the current year quarter as a result of

Vanguard's term loan borrowings totaling $175.0 million during September 2005.

As previously announced, on September 26, 2005, Vanguard refinanced and repriced all approximately $795.7 million of the then outstanding term loans under its senior credit facilities by borrowing approximately $795.7 million of replacement term loans that also mature on September 23, 2011. Term loan borrowings under the senior credit facilities currently bear interest at a rate equal to, at Vanguard's option, a base rate plus 1.25% per annum or LIBOR plus 2.25% per annum, which reflect a savings of 1.00% per annum over the interest rate options that were in effect prior to September 26, 2005. The revolving loan facility under the senior secured credit facilities was not impacted by this refinancing.

"Although we experienced a slight softening in demand for inpatient services, we are pleased with our operating results for the first quarter of our new fiscal year," commented Charles N. Martin, Jr., Chairman and Chief Executive Officer. "We believe that growth opportunities in the communities we serve remain favorable and that our commitment to service expansion and quality of care initiatives will enable us to capitalize on this growth and remain a provider of choice in those communities. Our significant expansion projects in San Antonio and Phoenix continue to progress on schedule, and we look forward to completing those projects during the next several quarters."

Vanguard will host a conference call for investors at 11:00 am EST on November 9, 2005. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed on the home page of Vanguard's Web site at **www.vanguardhealth.com** by clicking on First Quarter Webcast or at **http://www.visualwebcaster.com/event.asp?id=30923**. If you are unable to participate during the live webcast, the call will be available on a replay basis on Vanguard's Web site **www.vanguardhealth.com**. To access the replay, click on First Quarter Webcast on Vanguard's home page or later on the Latest News link on the Investor Relations page of **www.vanguardhealth.com**.

Vanguard owns and operates 19 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California; San Antonio, Texas; and Massachusetts. Vanguard's strategy is to develop locally branded, comprehensive healthcare delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including expanding services, strengthening relationships with physicians and managed care organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding Vanguard's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause Vanguard's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, Vanguard's high degree of leverage; Vanguard's ability to incur substantially more debt; operating and financial restrictions in Vanguard's debt agreements; Vanguard's ability to successfully implement its business strategies; Vanguard's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the healthcare business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the healthcare industry; the possible enactment of Federal or state healthcare reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; Vanguard's exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; the impact of changes to Vanguard's charity care and self-pay discounting policies; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain healthcare costs; the availability and terms of capital to fund the expansion of Vanguard's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in Vanguard's filings from time to time with the Securities and Exchange Commission, including, among others, Vanguard's Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q.

Although Vanguard believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by Vanguard that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on Vanguard's results of operations and financial condition. Vanguard undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations (Unaudited)
(In millions)

	Three months ended September 30,			
	2004 (combined basis)		**2005**	
Patient service revenues	$ 414.3	83.9%	$ 561.6	86.7%
Premium revenues	79.4	16.1	86.1	13.3
Total revenues	493.7	100.0	647.7	100.0
Costs and Expenses:				
Salaries and benefits (includes stock compensation of $96.7 and $0.3, respectively)	292.6	59.2	269.6	41.6
Supplies	79.4	16.1	104.6	16.1
Medical claims expense	60.3	12.2	59.4	9.2
Provision for doubtful accounts	34.5	7.0	50.1	7.7
Other operating expenses	71.6	14.5	98.9	15.3
Depreciation and amortization	19.1	3.9	24.5	3.8
Interest, net	11.9	2.4	26.4	4.1
Debt extinguishment costs	62.2	12.6	–	–
Merger expenses	23.1	4.7	–	–
Other	–	–	1.4	0.2
Total costs and expenses	654.7	132.6	634.9	98.0
Income (loss) before income taxes	(161.0)	(32.6)	12.8	2.0
Income tax expense (benefit)	(50.9)	(10.3)	5.5	0.9
Net income (loss)	(110.1)	(22.3)	7.3	1.1
Preferred dividends	(1.0)	(0.2)	–	–
Net income (loss) attributable to common stockholders	$ (111.1)	(22.5)%	$ 7.3	1.1%

VANGUARD HEALTH SYSTEMS, INC.
Condensed Consolidated Statements of Operations
(In millions)

| | Predecessor | (Unaudited) | (Unaudited) Three months |
	July 1, 2004 through September 22, 2004	September 23, 2004 through September 30, 2004	ended September 30, 2004 (combined basis)
Patient service revenues	$ 377.3	$ 37.0	$ 414.3
Premium revenues	72.3	7.1	79.4
Total revenues	449.6	44.1	493.7
Costs and expenses:			
Salaries and benefits (includes stock compensation of $96.7, $0, and $96.7, respectively)	275.4	17.2	292.6
Supplies	72.3	7.1	79.4
Medical claims expense	55.0	5.3	60.3
Provision for doubtful accounts	31.5	3.0	34.5
Other operating expenses	65.0	6.6	71.6
Depreciation and amortization	17.4	1.7	19.1
Interest, net	9.8	2.1	11.9
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	–	23.1
Other	(0.1)	0.1	–
Total costs and expenses	611.6	43.1	654.7
Income (loss) before income taxes	(162.0)	1.0	(161.0)
Income tax expense (benefit)	(51.3)	0.4	(50.9)
Net income (loss)	(110.7)	0.6	(110.1)
Preferred stock dividends	(1.0)	–	(1.0)
Net income (loss) attributable to common stockholders	$ (111.7)	$ 0.6	$ (111.1)

VANGUARD HEALTH SYSTEMS, INC.
Supplemental Financial Information (Unaudited)
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In millions)

	Three months ended September 30,	
	2004 (combined basis)	2005
Net income (loss)	$ (110.1)	$ 7.3
Interest, net	11.9	26.4
Income tax expense (benefit)	(50.9)	5.5
Depreciation and amortization	19.1	24.5
Minority interests	(0.5)	0.7
Equity method income	(0.2)	(0.6)
Stock compensation	96.7	0.3
Debt extinguishment costs	62.2	–
Merger expenses	23.1	–
Loss on sale of assets	0.6	0.1
Monitoring fees	0.1	1.3
Adjusted EBITDA (a)	$ 52.0	$ 65.5

(a) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, equity method income or loss, stock compensation, debt extinguishment costs, merger expenses, gain or loss on sale of assets and monitoring fees. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Balance Sheets
(In millions)

	June 30, 2005	(Unaudited) September 30, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 79.2	$ 141.8
Accounts receivable, net of allowance for uncollectible accounts of approximately $90.1 and $99.8 at June 30, 2005 and September 30, 2005, respectively	286.0	287.9
Supplies	43.5	44.1
Prepaid expenses and other current assets	36.1	37.5
Total current assets	444.8	511.3
Property, plant and equipment, net	1,072.8	1,089.0
Goodwill	813.1	820.0
Intangible assets, net	74.3	73.0
Investments in unconsolidated subsidiaries	9.0	8.9
Other assets	57.7	50.5
Total assets	$ 2,471.7	$ 2,552.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 145.5	$ 97.4
Accrued salaries and benefits	86.4	73.5
Accrued health claims	51.2	39.4
Accrued interest	14.5	0.9
Other accrued expenses and current liabilities	61.9	60.5
Current maturities of long-term debt	7.6	9.0
Total current liabilities	367.1	280.7
Minority interests in equity of consolidated entities	10.4	10.4
Other liabilities	68.9	74.9
Long-term debt, less current maturities	1,349.5	1,503.3
Commitments and contigencies		
Stockholders' equity:		
Common Stock	–	–
Additional paid-in capital	643.2	643.5
Retained earnings	32.6	39.9
Total liabilities and stockholders' equity	$ 2,471.7	$ 2,552.7

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows
(In millions)

	(Unaudited) Three months ended September 30,	
	2004 (combined basis)	2005
Operating activities:		
Net income (loss)	$ (110.1)	$ 7.3
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	19.1	24.5
Provision for doubtful accounts	34.5	50.1
Deferred income taxes	(50.9)	4.9
Amortization of loan costs	0.6	1.0
Accretion of principal on senior discount notes	0.3	3.7
(Gain) loss on sale of assets	0.6	0.1
Stock compensation	96.7	0.3
Debt extinguishment costs	62.2	–
Merger expenses	23.1	–
Changes in operating assets and liabilities, net of effects of acquisitions:		
Accounts receivable	(47.3)	(52.0)
Supplies	(0.3)	(0.6)
Prepaid expenses and other current assets	2.9	(1.3)
Accounts payable	30.3	(45.6)
Accrued expenses and other liabilities	8.5	(21.0)
Net cash provided by (used in) operating activities	70.2	(28.6)
Investing activities:		
Acquisitions, including working capital settlement payments	(50.8)	(0.4)
Capital expenditures	(32.3)	(60.6)
Proceeds from asset dispositions	0.5	–
Purchases of short-term investments	–	(30.0)
Sales of short-term investments	30.0	30.0
Other	(0.1)	1.2
Net cash used in investing activities	(52.7)	(59.8)
Financing activities:		
Proceeds from long-term debt	1,174.7	175.0
Payments of long-term debt and capital leases	(684.0)	(23.5)
Payments of loan costs and debt termination fees	(40.9)	(0.5)
Proceeds from issuance of common stock	494.9	–
Payments to retire stock and stock options	(964.9)	–
Exercise of stock options	0.1	–
Net cash provided by (used in) financing activities	(20.1)	151.0
Net increase (decrease) in cash and cash equivalents	(2.6)	62.6
Cash and cash equivalents, beginning of period	50.1	79.2
Cash and cash equivalents, end of period	$ 47.5	$ 141.8
Net cash paid for interest	$ 24.1	$ 38.4
Net cash paid (received) for income taxes	$ (0.1)	$ 0.3

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows
(In millions)

	Predecessor July 1, 2004 through September 22, 2004	(Unaudited) September 23, 2004 through September 30, 2004	(Unaudited) Three months ended September 30, 2004 (combined basis)
Operating activities:			
Net income (loss)	$ (110.7)	$ 0.6	$ (110.1)
Adjustments to reconcile net income (loss) to			
net cash provided by (used in) operating activities:			
Depreciation and amortization	17.4	1.7	19.1
Provision for doubtful accounts	31.5	3.0	34.5
Deferred income taxes	(50.9)	–	(50.9)
Amortization of loan costs	0.5	0.1	0.6
Accretion of principal on senior discount notes	–	0.3	0.3
Loss on sale of assets	0.6	–	0.6
Stock compensation	96.7	–	96.7
Debt extinguishment costs	62.2	–	62.2
Merger expenses	23.1	–	23.1
Changes in operating assets and liabilities,			
net of effects of acquisitions:			
Accounts receivable	(42.1)	(5.2)	(47.3)
Supplies	(0.3)	–	(0.3)
Prepaid expenses and other current assets	2.4	0.5	2.9
Accounts payable	41.4	(11.1)	30.3
Accrued expenses and other liabilities	7.0	1.5	8.5
Net cash provided by (used in) operating activities	78.8	(8.6)	70.2
Investing activities:			
Acquisition costs	(50.8)	–	(50.8)
Capital expenditures	(29.8)	(2.5)	(32.3)
Proceeds from asset dispositions	0.5	–	0.5
Sales of short-term investments	30.0	–	30.0
Other	0.1	(0.2)	(0.1)
Net cash used in investing activities	(50.0)	(2.7)	(52.7)
Financing activities:			
Proceeds from long-term debt	1,174.7	–	1,174.7
Payments of long-term debt and capital leases	(683.9)	(0.1)	(684.0)
Payments of loan costs and debt termination fees	(40.9)	–	(40.9)
Proceeds from issuance of common stock	494.9	–	494.9
Payments to retire stock and stock options	(964.9)	–	(964.9)
Exercise of stock options	0.1	–	0.1
Net cash used in financing activities	(20.0)	(0.1)	(20.1)
Net increase (decrease) in cash and cash equivalents	8.8	(11.4)	(2.6)
Cash and cash equivalents, beginning of period	50.1	58.9	50.1
Cash and cash equivalents, end of period	$ 58.9	$ 47.5	$ 47.5
Cash paid for interest	$ 23.6	$ 0.5	$ 24.1
Cash paid (received) for income taxes	$ (0.1)	$ –	$ (0.1)

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Three months ended September 30,		
	2004 (combined basis)	2005	% Change
Actual:			
Number of hospitals at end of period	16	19	
Licensed beds at end of period	3,750	4,557	
Discharges	37,986	45,636	20.1 %
Adjusted discharges-hospitals	56,572	74,679	32.0 %
Average length of stay	4.10	4.31	5.1 %
Patient days	155,872	196,839	26.3 %
Adjusted patient days-hospitals	232,138	322,107	38.8 %
Patient revenue per adjusted discharge-hospitals	$ 6,848	$ 7,078	3.4 %
Outpatient surgeries	15,989	20,775	29.9 %
Emergency room visits	129,543	163,096	25.9 %
Charity care as a percent of patient service revenues	2.7%	3.0%	
Provision for doubtful accounts as a percent of patient service revenues	8.3%	8.9%	
Net patient revenue payer mix:			
Medicare	29.5%	28.0%	
Medicaid	7.3%	8.2%	
Managed care	45.1%	47.3%	
Commercial	4.9%	4.8%	
Self pay	13.2%	11.7%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals	16	16	
Total revenues (in millions)	$ 493.7	$ 531.3	7.6 %
Discharges	37,986	37,597	(1.0)%
Adjusted discharges-hospitals	56,572	58,378	3.2 %
Average length of stay	4.10	4.25	3.7 %
Patient days	155,872	159,637	2.4 %
Adjusted patient days-hospitals	232,138	247,873	6.8 %
Patient revenue per adjusted discharge-hospitals	$ 6,848	$ 7,183	4.9 %
Outpatient surgeries	15,989	15,976	(0.1)%
Emergency room visits	129,543	133,778	3.3 %

Contact: Vanguard Health Systems, Inc.
   Aaron Broad, Director Investor Relations
   (615) 665-6131